Exhibit 99.1

11 April 2017

VEDANTA – CAIRN MERGER EFFECTIVE

Vedanta Limited (“Vedanta”) and Cairn India Limited (“Cairn India”) today announced that the merger of Cairn India with Vedanta pursuant to the Scheme of Arrangement has become effective.

Vedanta is ranked #6 (1) among the global diversified natural resources companies, and the only one with majority of its sales to the growing Indian market. This merger consolidates Vedanta’s position as one of the world’s largest diversified natural resources companies, with world-class, low-cost assets in Metals & Mining and Oil & Gas. The merged company will have a larger pro forma market cap of $15.6 bn (2), and higher free float of 49.9%. Vedanta will have one of the strongest balance sheets in the Indian corporate sector with flexibility to balance capital allocation to the highest return projects while providing a strong and stable dividend.

Vedanta is India’s premier natural resources company, providing the metals and energy to build India and fuel its growth. The combined entity is uniquely positioned to unlock India’s wealth of world-class energy and mineral resources. The merged company is committed to enhancing oil & gas production, and preserving the “Cairn” brand.

Navin Agarwal, Chairman of Vedanta Limited said:

“We are pleased to have completed the Vedanta Ltd – Cairn India merger and are very excited about the future of the combined company. I would like to thank the shareholders of both companies for their support for this transaction and welcome the Cairn India shareholders into Vedanta Ltd’s shareholder register. With world class assets in Metals & Mining and Oil & Gas, Vedanta will fuel India’s economic growth and generate value for all stakeholders.”

Sudhir Mathur, Acting CEO of Cairn India said:

“I am very excited about Vedanta’s commitment to grow our Oil & Gas business. The merger with Vedanta Ltd will de-risk Cairn India by providing access to a portfolio of diversified Tier-I, low cost, long-life assets, to deliver significant near term growth, while retaining the substantial upside from our oil & gas business.”

Tom Albanese, CEO of Vedanta Limited said:

“Our continued focus to remain a low-cost operator with low leverage will provide us the financial flexibility throughout the cycle and help us create long term value for all stakeholders. This merger will increase the appeal of Vedanta Ltd to global investors as it simplifies the structure and increases the size and free float of the company.”

Vedanta Limited – Cairn India Merger Effective

Thursday 27 April, 2017 has been fixed as the Record date for determining the list of the shareholders of Cairn India to whom the equity and preference shares of Vedanta will be allotted as per terms of the Scheme. Shareholders of Cairn India will receive for each equity share held:

•	1 (One) equity share in Vedanta of face value INR 1 each

•	4 (Four) 7.5% Redeemable Preference Share (“RPS”) in Vedanta with a face value of INR 10 each

Cairn India shareholders as on said Record Date, who will become shareholders of Vedanta, would also receive an interim dividend of Rs. 17.70 per equity share as approved by the Board of Vedanta on 30 March 2017.

No shares will be issued to Vedanta or any of its subsidiaries for their shareholding in Cairn India.

Vedanta will arrange for a third-party facility enabling a cash exit for RPS holders at par within 30 days from issuance.

(1)	Based on CY 2016 reported EBITDA of diversified natural resources companies globally
(2)	Based on pro-forma shares outstanding post the merger and closing market price as on April 10, 2017

For further information, please contact:

Communications
Roma Balwani	Tel: +91 22 6646 1000
President – Group Sustainability & Communications	gc@vedanta.co.in

Investor Relations
Ashwin Bajaj	Tel: +91 22 6646 1531
Director – Investor Relations	vedantaltd.ir@vedanta.co.in

Aarti Raghavan
VP – Investor Relations

Vishesh Pachnanda
Manager – Investor Relations

Sneha Tulsyan
Associate Manager – Investor Relations

Cairn India
Arun Arora
Chief Communication Officer cilmedia@cairnindia.com

Vedanta Limited – Cairn India Merger Effective

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sustainabledevelopment.vedantaresources.com/content/dam/vedanta/corporate/documents/Otherdocuments/SDreport2015-16/Vedanta%20SDR%20FY%2015-16.pdf

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

(Formerly known as SesaSterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

About Cairn India

Cairn India is one of the largest independent oil & gas exploration and production companies in India. It operates 27% of India’s domestic crude oil production and to date has opened 4 frontier basins with numerous discoveries. Cairn India has a portfolio of 9 blocks - one block in Rajasthan, which contains multiple assets, two on the west coast and four on the east coast of India and one each in Sri Lanka and South Africa. Oil and gas is currently being produced from Rajasthan, Ravva and Cambay. It is listed on the BSE and NSE in India. For more information, please visit www.cairnindia.com. Cairn India had gross assets of $8.5 billion as of 31 March 2016 and profit before tax (before exceptional items) of $342 million for the year ending 31 March 2016.

Vedanta Limited – Cairn India Merger Effective

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.